UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 26, 2007, Beijing time, eLong, Inc. (the “Company”) issued a press release announcing the appointment of Guangfu Cui as Chief Executive Officer of the Company effective October 8, 2007. The Company also announced that Henrik Kjellberg will step down as Interim Chief Executive Officer of the Company but will remain Chairman of the Board of Directors of the Company. The Company’s press release is furnished as Exhibit 99.1.

The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits.

99.1	Press Release issued by the Company on September 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: September 27, 2007	ELONG, INC.

	By:	/s/ Chris Chan
	Name:	Chris Chan
	Title:	Chief Financial Officer

Exhibit 99.1

eLong, Inc. Announces Appointment of

Guangfu Cui as New Chief Executive Officer

9/26/2007

Beijing, China – September 26, 2007—eLong, Inc. (NASDAQ:LONG), a leading online travel service provider in China, today announced the appointment of a new Chief Executive Officer.

Guangfu Cui will join as CEO of eLong, Inc., effective October 8, 2007. Henrik Kjellberg will step down as Interim CEO of eLong but will remain Chairman of the eLong Board of Directors, and will remain actively involved in the company.

“Guangfu Cui has significant experience in business expansion and establishing national brands in China. He also brings a thorough understanding of the Chinese consumer and the Chinese market, having worked not only for P&G but also for Fedex Kinko’s in China” said Mr. Kjellberg.

“I am delighted to be joining eLong at this exciting and challenging stage in the company’s development,” said Guangfu Cui. “The Chinese travel market is just starting to take off and eLong is extremely well positioned to build a very strong position in this segment. We will continue the process of change to make eLong an even stronger company.”

About Guangfu Cui

Prior to joining eLong, Guangfu Cui was the Managing Director for FedEx Kinko’s China. Under his leadership, Mr. Cui positioned the company as market leader in digital printing industry in China with 16 centers and 300 employees within four years after he joined FedEx Kinko’s.

Prior to joining FedEx Kinko’s, Guangfu Cui worked for Procter & Gamble China for over 12 years, including two and half years working in the United States. He was instrumental in building Procter & Gamble China’s distribution network and retail coverage system.

Guangfu Cui is 38 years old, holds an MBA from Kellogg School of Management at Northwestern University and a BA in Law from Peking University.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a bilingual call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 55 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

About Expedia, Inc.

Expedia, Inc. is the world’s leading online travel company, empowering business and leisure travelers with the tools and information they need to easily research, plan, book, and experience travel. Expedia, Inc. also provides wholesale travel to offline retail travel agents. Expedia, Inc.’s portfolio of brands includes: Expedia.com®, hotels.com®, Hotwire®, Expedia® Corporate Travel, TripAdvisor® and Classic Vacations®. Expedia, Inc.’s companies also operate internationally with sites in Canada, the United Kingdom, Germany, France, Italy, the Netherlands, Norway, Sweden, Denmark, Australia, Japan and China, through its investment in eLong™. For more information, visit http://www.expediainc.com/ (NASDAQ: EXPE).

Expedia, Expedia.com are either registered trademarks or trademarks of Expedia, Inc. in the U.S. and/or other countries. Classic Vacations is either a trademark or registered trademark of Classic Vacations, LLC in the U.S. and/or other countries. hotels.com is either a trademark or registered trademark of hotels.com, L.P., a subsidiary of hotels.com in the U.S. and/or other countries. Hotwire is either a trademark or registered trademark of Hotwire, Inc. in the U.S. and/or other countries. TripAdvisor is either a trademark or registered trademark of TripAdvisor, LLC in the U.S. and/or other countries. Other logos or product and company names mentioned herein may be the property of their respective owners.

© 2007 Expedia, Inc. All rights reserved. CST: 2029030-40

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of

1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2006 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor Contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

86-10-5860-2288 ext. 6606